UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

Commission file number 001-31978

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ASSURANT 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASSURANT, INC.
28 LIBERTY STREET, 41ST FLOOR
NEW YORK, NY 10005

Assurant 401(k) Plan
Financial Statements
and Supplemental Schedule
December 31, 2016

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Amounts are presented in United States of America ("U.S.") dollars and all amounts are in thousands, except number of shares.

Report of Independent Registered Public Accounting Firm

To the Administrator of Assurant 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, NY
June 23, 2017

Assurant 401(k) Plan
Statements of Net Assets Available for Benefits
At December 31, 2016 and 2015
(in thousands)

	December 31,
	2016	2015
Assets
Investments, at fair value	$1,138,296	$1,281,559
Receivables:
Employer contributions	22,599	1,800
Employee contributions	1,528	1,948
Notes receivable from participants	21,465	25,906
Other receivables	—	2
Total receivables	45,592	29,656
Total assets	1,183,888	1,311,215
Liabilities
Accounts payable	17	—
Net assets available for benefits	$1,183,871	$1,311,215

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016
(in thousands)

Year Ended December 31, 2016
Additions
Investment income:
Dividends	$23,814
Net appreciation in fair value of investments	52,746
Interest from notes receivable from participants	911
77,471
Contributions:
Employer (net of forfeitures)	58,828
Employee	56,230
115,058
Asset transfers in	472
Other	132
Total additions	193,133
Deductions
Benefits paid to participants	318,245
Asset transfers out	2,114
Other	118
Total deductions	320,477
Net decrease	(127,344)
Net assets available for benefits
Beginning of year	1,311,215
End of year	$1,183,871

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
(in thousands)

1. Description of the Plan

The following description of the Assurant 401(k) Plan (“the Plan”) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.
General. The Plan is a contributory defined contribution retirement plan covering substantially all employees of Assurant, Inc. (the "Company", "Employer" or "Plan Sponsor") and its subsidiaries with participation by the employee on a voluntary basis. The Plan became effective June 21, 1983. The Plan Administrator is the Employer’s Benefit Plans Committee.

The Vanguard Fiduciary Trust Company ("Vanguard") acts as the recordkeeper and Trustee of the Plan. The investments are held in a nondiscretionary trust (the "Trust").

Effective March 1, 2016, the Plan was amended to have the ability to grant discretionary profit sharing contributions and to provide a special one-time profit sharing contribution of $21,122 in March 2017.

Additional amendments relate to various 401(k) plans that have been merged into the Plan due to Company acquisitions. If a participant rolled over a balance under any of these plans, the account is now held by the Plan and is generally subject to the Plan’s current rules. However, there are certain situations where the rules of the predecessor plan may apply.

b.	Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.

i.
Employee Contributions - Employees are eligible to participate in the Plan 30 days after beginning employment. Eligible employees are automatically enrolled at a 3% pre-tax contribution rate. Employees have the option to elect a different contribution rate or to opt out of the automatic contributions. Additionally, employees who are contributing less than 6% to the Plan on a pre-tax basis are automatically enrolled in the annual increase program, which increases their pre-tax contribution rate on or after December 31st of each year by one percentage point until their pre-tax contribution rate reaches 6%. Employees have the option to opt out of the automatic annual increase program. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $18 for 2016. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $6 in 2016. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii.
Employer Contributions - Employees are immediately eligible for the employer matching contribution after they enter the Plan. The employer matching contribution is uniform. The employer matching contribution is based on 100% of employee deferrals up to 6% of eligible pay contributed by the participant on a pre-tax basis. These contributions are made through the payroll process. To ensure that each eligible employee receives the maximum eligible Company match, the true-up employer matching contribution is made at year end.

iii.
Profit Sharing Contributions - As noted above, the Plan was amended in 2016 to allow the grant of discretionary profit sharing contributions. A special one-time profit sharing contribution of 3% of eligible pay, or $21,122, was distributed in March 2017 for the 2016 Plan year to participants that were actively employed on December 31, 2016 and separated employees that met certain eligibility criteria.

c.
Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses and an allocation of administrative and investment management expenses.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
(in thousands)

d.
Vesting. A participant becomes vested in their company contribution account based upon their years of vesting service. The participant will not become vested in the company contribution account until they have two years of vesting service, at which time they will become 100% vested. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer.

e.
Participant Loans. Participants may borrow a minimum of $0.5 up to a maximum equal to the lesser of $50 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the prime rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2016, outstanding participant loans had interest rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for loan origination and annual maintenance fees on loans initiated on or after April 1, 2003, which are paid by the loan participants.

f.
Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income (loss) accrued thereon, if any.

g.
Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal of the vested account balance is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59½ withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.
Forfeitures. Forfeited balances of terminated participants' non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and Employer contributions. For the year ended December 31, 2016, the amount of forfeitures used to reduce administrative expenses and Employer contributions was $752. As of December 31, 2016, the remaining forfeitures balance was $676.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.

Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, collective investment trusts and money market funds, all of which are valued at their year-end net asset value, and Assurant, Inc. stock, which is valued at its year-end closing price. The net asset value is based on the closing market prices of the securities in the investment vehicle's portfolio.

Notes receivable from participants are related to participant loans and are stated at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Delinquent notes receivable are reclassified as participant withdrawals based upon the terms of the Plan document.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
(in thousands)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains/losses from security transactions are recorded on the average cost method.

Benefit payments are recorded when paid.

3. Fair Value Measurements

The fair value measurements and disclosures guidance defines fair value and establishes a framework for measuring fair value. In accordance with this guidance, the Plan has categorized its recurring basis financial assets into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.

The levels of the fair value hierarchy are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets that the Plan can access.

•
Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset.

•
Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain assets within the fair value hierarchy. In such instances, the transfer between levels is reported at the beginning of the reporting period.

The following table presents the Plan’s fair value hierarchy for those recurring basis assets as of December 31, 2016.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds	$627,320	$627,320	$—	$—
Money market funds	115,559	115,559	—	—
Collective investment trusts	362,987	—	362,987	—
Assurant, Inc. common stock	32,430	32,430	—	—
Total financial assets	$1,138,296	$775,309	$362,987	$—

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
(in thousands)

The following table presents the Plan's fair value hierarchy for those recurring basis assets as of December 31, 2015.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds	$735,178	$735,178	$—	$—
Money market funds	122,313	122,313	—	—
Collective investment trusts	390,638	—	390,638	—
Assurant, Inc. common stock	33,430	33,430	—	—
Total financial assets	$1,281,559	$890,921	$390,638	$—

There were no transfers between Levels 1, 2 and 3 financial assets in 2016 and 2015.

Three different valuation techniques can be used in determining fair value for financial assets: the market, income or cost approaches. The three valuation techniques described in the fair value measurements and disclosures guidance are consistent with generally accepted valuation methodologies. For all the financial assets included in the above hierarchy, the market approach is used. The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds, money market funds and stock).

While not all three approaches are applicable to all financial assets, where appropriate, one or more valuation techniques may be used. For the years ended December 31, 2016 and December 31, 2015, the application of the valuation technique applied to the Plan’s classes of financial assets has been consistent.

Level 1 Assets:

The Plan’s assets classified as Level 1 as of December 31, 2016 and December 31, 2015 consisted of mutual funds, money market funds and stock that are publicly listed and/or actively traded in an established market.

Level 2 Assets:

The Plan’s assets classified as Level 2 as of December 31, 2016 and December 31, 2015 consisted of collective investment trusts established for employee benefit plans. The trusts invest substantially all of their assets in a master trust, whose underlying investments are valued based on quoted prices in an active market. The trusts’ fair values are based on the end of day net asset value per share of the master trust. The Plan's investment in the trust may be redeemed daily.

The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:

•There are few recent transactions,

•Little information is released publicly,

•The available prices vary significantly over time or among market participants,

•The prices are stale (i.e., not current), and

•The magnitude of the bid-ask spread.

Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets.

The Plan Sponsor obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
(in thousands)

Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2014, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification.

The Plan has been amended since receiving this determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and that the Plan is qualified and the related trust is therefore tax exempt. Since the trust is exempt from taxation, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2013.

5. Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the Trust will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the Trust. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

6. Related Parties

Certain Plan investments are shares of collective investment trusts, mutual funds and money market funds managed by the Trustee. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Trustee was $794,685, or 70%, and $857,319, or 67%, at December 31, 2016 and December 31, 2015, respectively. During 2016, the Plan’s allocated portion of interest and dividends, realized gains and unrealized gains from investments managed by the Trustee was $13,499, $4,955 and $44,238, respectively.

For the year ended December 31, 2016, maintenance fees paid to Vanguard by Plan participants totaled $110. This amount is included as part of other deductions on the Statement of Changes in Net Assets Available for Benefits.

The Plan Sponsor pays for certain expenses related to the Plan. These expenses include asset management fees to registered investment companies other than Vanguard, audit fees and legal fees. For the year ended December 31, 2016, the Plan Sponsor paid $18 to Vanguard for administration fees, $69 for audit fees and $1 for legal expenses related to the Plan.

A participant may change the investment of any portion of the participant’s account that is invested in Assurant, Inc. stock into one or more other investment funds at any time in accordance with Plan rules.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, Assurant, Inc. stock became an available investment option for participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into Assurant, Inc. stock as well as allocate up to 25% of future contributions to Assurant, Inc. stock.

Each participant who has any portion of their account invested in Assurant, Inc. stock may elect to have dividends paid on Assurant, Inc. stock held in their account either paid directly to the participant in cash or to have such dividends reinvested in Assurant, Inc. stock. Each participant will be 100% vested at all times in any cash dividends that the participant elects to have either reinvested in Assurant, Inc. stock or paid to the participant.

When any participant who has not made an election regarding payment of dividends first invests into Assurant, Inc. stock, the participant shall be given the opportunity to make such an election. If a participant fails to make such an election, dividends paid on the Assurant, Inc. stock will be reinvested in Assurant, Inc. stock.

At December 31, 2016 and 2015, the Plan held 349,239 and 415,072 shares, respectively, of common stock of Assurant Inc., with a fair value of $32,430 and $33,430, respectively. For the year ended December 31, 2016, the Plan recorded dividend income of $764 from the investment in Assurant, Inc. common stock.

Assurant 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
(in thousands)

7. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment and liquidity risks associated with each of the investment securities in which the Plan invests are described in the prospectus and statements of additional information for each of the mutual funds and collective investment trusts (together, the "funds/trusts"). The Plan is subject to such risks as a result of its investment in the funds/trusts. It is reasonably possible that real, threatened or perceived changes to these risks could materially affect the account balances of participants and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The price of securities held by the funds/trusts may decline in response to certain events, including those directly involving the companies whose securities are owned by the funds/trusts; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the funds/trusts may involve large price swings and potential for loss.

Investments in securities issued by entities based outside the United States may be subject to the risks described above and may also be affected by foreign exchange; different accounting, auditing, financial reporting and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.

Concentration of investment risk

At December 31, 2016, Plan participants' accounts that are invested in Assurant, Inc. stock are exposed to market risk since a significant decline in the market value of Assurant, Inc. common stock could occur.

8. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2016 and 2015.

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$1,183,871	$1,311,215
Less: Deemed distributions from current year	(12)	(3)
Less: Deemed distributions from prior years	(21)	(91)
Net assets available for benefits per Form 5500	$1,183,838	$1,311,121

Deemed distributions are participant loans that are deemed uncollectible.

9. Subsequent Events

The Plan has evaluated subsequent events through June 23, 2017, the date the financial statements were available to be issued.

Assurant 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
At December 31, 2016
(in thousands except number of shares)

Identity of issuer, borrower, lessor or similar party	Description of Asset Including Number of Shares/Units, Maturity Date and Rate of Interest	Current Value
Common stock
Assurant, Inc. Common Stock *	349,239 shares	$32,430
Collective investment trusts
Vanguard Target Retirement 2010 Trust I *	108,271 shares	4,913
Vanguard Target Retirement 2015 Trust I *	470,507 shares	21,653
Vanguard Target Retirement 2020 Trust I *	1,005,589 shares	46,720
Vanguard Target Retirement 2025 Trust I *	1,387,834 shares	63,840
Vanguard Target Retirement 2030 Trust I *	1,347,370 shares	61,602
Vanguard Target Retirement 2035 Trust I *	1,063,254 shares	48,963
Vanguard Target Retirement 2040 Trust I *	886,923 shares	41,579
Vanguard Target Retirement 2045 Trust I *	702,637 shares	32,876
Vanguard Target Retirement 2050 Trust I *	457,733 shares	21,541
Vanguard Target Retirement 2055 Trust I *	174,007 shares	9,986
Vanguard Target Retirement 2060 Trust I *	59,810 shares	1,801
Vanguard Target Retirement Income Trust I *	159,132 shares	7,513
Total collective investment trusts		362,987
Mutual funds
American Funds EuroPacific Growth Fund	1,347,518 shares	60,652
PIMCO Total Return Fund - Institutional Class	7,147,232 shares	71,687
T. Rowe Price Small-Cap Stock Fund	2,140,538 shares	96,174
Touchstone Sands Capital Growth Fund - Institutional	4,106,258 shares	75,145
Vanguard 500 Index Fund *	736,323 shares	152,102
Vanguard Extended Market Index Fund *	230,844 shares	16,796
Vanguard Growth and Income Fund *	956,282 shares	64,664
Vanguard Windsor II Fund *	1,778,795 shares	62,507
Vanguard Total Bond Market Index Fund *	1,884,528 shares	20,070
Vanguard Total International Stock Index Fund	76,371 shares	7,523
Total mutual funds		627,320
Money market funds
Vanguard Prime Money Market Fund *	115,559,530 shares	115,559
Total investments		$1,138,296
Notes receivable from participants *	Interest rates range from 4.25% to 9.25% with maturities through 2026	$21,465
(*) Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan

Date: June 23, 2017	By:	/s/ Celine Stricoff
	Name:	Celine Stricoff
	Title:	Vice President, Global Benefits and Member of the Benefit Plans Committee

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER
23.1	Consent of Independent Registered Public Accounting Firm	13